[Transoma Medical Logo]

February 21, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	Transoma Medical, Inc.
Registration Statement on Form S-1 (File No. 333-146644)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Transoma Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-146644, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), as originally filed with the Commission on October 12, 2007.

The Company has determined, because of unfavorable market conditions, not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement.  The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement.  The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Securities Act.  The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (651) 481-7487, with a copy to the Company’s legal counsel, Oppenheimer Wolff & Donnelly, LLP, attention: Thomas A. Letscher, Plaza VII, Suite 3300, 45 South Seventh Street, Minneapolis, MN 55402-1609, facsimile number (612) 607-7100.

If you have any questions with respect to this matter, please contact Tom Letscher at (612) 607-7443.

Sincerely,

TRANSOMA MEDICAL, INC.

By:	/s/ Charles T. Coggin
Charles T. Coggin
Vice President and Chief Financial Officer

cc:	Brian P. Brockway
Transoma Medical, Inc.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly, LLP
Michael J. Kolar, Esq.
Oppenheimer Wolff & Donnelly, LLP